NR09-07

May 21, 2009

Cardero Receives USD 10 million deposit for Pampa de Pongo

Iron Ore Deposit, Peru

Purchase Price Revised to USD 100 million and Bank Guarantee to be Provided by Buyer

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that the Company, the Company’s Peruvian subsidiary, Cardero Hierro del Peru, S.A.C. (“Cardero Peru”) and Zibo Hongda Mining Co., Ltd., a subsidiary of Nanjinzhao Group Co. Ltd. (“Hongda”), have reached agreement to amend the provisions of the October 24, 2008 sale agreement for the purchase by Hongda of the Pampa de Pongo Iron Deposit in Peru.  Hongda had requested a price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices.  Following extensive negotiations, Cardero has agreed to revise the final sale price to USD 100 million (of which USD 2 million has already been paid).

Accordingly, Hongda has paid the required USD 10 million deposit to Cardero Peru, which is non-refundable unless Cardero terminates the agreement or Rio Tinto Mining and Exploration, S.A.C. (“Rio Tinto”) exercises its right of first offer.  Due to the new lower purchase price, pursuant to its right of first offer Rio Tinto will have another 45-day period to match the revised terms.  If Rio Tinto does so, Cardero will repay the USD 10 million deposit to Hongda.

The balance of the purchase price of USD 88 million is now due on the earlier of ten days after Hongda has received the necessary Chinese governmental approvals to proceed with the purchase and December 17, 2009.  The break-up fee payable by Cardero, should it determine not to proceed with the transaction (whether due to a better offer or otherwise), remains at USD 20 million (plus repayment of the USD 10 million deposit).  Hongda has agreed to provide, within 90 days, an irrevocable letter of guarantee from a senior Chinese bank guaranteeing the payment of the balance of the purchase price.

“The Board firmly believes that accepting the offer of USD 100 million is in the best interests of the Company and our shareholders, given the current long term projections for the global iron ore markets.  The revised agreement will provide us with very significant amount of near term capital that may potentially be employed in new and strategic opportunities -- instead of waiting an indeterminate amount of time for commodity prices to improve and hope to sell for higher price in the future,” stated Henk Van Alphen, President & CEO.  “To take Pampa de Pongo to the next level (feasibility) would result in massive dilution to the shareholders in the current challenging market, and there is no guarantee that by doing so the Company would be able to attract a significantly higher purchase price (taking into account the additional investment by Cardero), than Hongda is prepared to pay now.”

About Cardero Resource Corp.

Cardero’s focus through 2009 is to realise the considerable value it believes is locked in its significant iron ore assets in the Marcona District of southern Peru, the Baja district of Mexico and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the completion of the sale of Pampa de Pongo and the anticipated receipt of the USD 88 million balance of the purchase price for Pampa de Pongo from Hongda, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the failure of Hongda to obtain the required Chinese governmental approvals to proceed with the purchase, the determination by either the Company or Hongda not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.